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AM 3/16/2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65405

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/14/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16757 SQUYRES ROAD, SUITE 101
(No. and Street)

SPRING (City) TX (State) 77379 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES R. DELONAS 281-251-1004 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

KIKIS & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

14606 FALLING CREEK (Address) HOUSTON (City) TX (State) 77068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 183 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3.25.04

OATH OR AFFIRMATION

I, JAMES R. DELONAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANAGED FINANCIAL BROKER SERVICES, L.L.C., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY K. MILLER
Notary Public, State of Texas
My Commission Expires
October 10, 2007

Shirley K. Miller
Notary Public

Jim R. Delonas
Signature

COO
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIRLEY K. MILLER
Notary Public, State of Texas
My Commission Expires
October 10, 2007

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
(FORMERLY MFSC, L.L.C.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

MANAGED FINANCIAL BROKER SERVICES, L.L.C .
(FORMERLY MFSC, L.L.C.)
TABLE OF CONTENTS
DECEMBER 31, 2003

KIKIS & COMPANY P.C.

Certified Public Accountants

Members of the Texas Association of Certified Public Accountants

Members of the American Institute of Certified Public Accountants

Members of the Texas Society of Certified Public Accountants

Independent Auditors' Report

Board of Directors
Managed Financial Broker Services, L.L.C.
Spring, Texas

We have audited the accompanying statement of financial condition of Managed Financial Broker Services, L.L.C. (formerly MFSC, L.L.C.) (the Company) (a Texas limited liability company) as of December 31, 2003, and the related statements of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows from the date of inception (October 14, 2002) to December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managed Financial Broker Services, L.L.C. (formerly MFSC L.L.C.) at December 31, 2003, and results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kikis & Company P.C.

February 24, 2004

14606 Falling Creek • Houston, Texas 77068-2937

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and certificate of deposit	$ 23,664
Receivable--commissions	46,611
Receivable--agents	1,295
Total assets	$ 71,570

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 972
Commissions payable to agents	34,940
Payroll taxes payable	2,267
State franchise tax payable	317
Deferred state franchise tax payable	331
Advance from related party (Note 4)	2,000
Total liabilities	40,827
Members' equity	30,743
Total liabilities and members' equity	$ 71,570

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE PERIOD FROM DATE OF INCEPTION (OCTOBER 14, 2002)
TO DECEMBER 31, 2003

Revenue:	
Commission income	$ 195,444
12b-1 income	110,989
Interest income	240
Total revenue	306,673
Expenses:	
Bank charges	445
Commission expense	229,731
Education	2,190
Insurance	1,121
Interest	13
Legal and professional	8,156
Licenses and fees	11,198
Management fees (Note 4)	21,000
Meals	49
Office supplies	114
Penalties-tax	222
Printing and reproduction	1,406
Salaries	10,000
Taxes-payroll	5,588
Travel	1,268
Other expenses	8
Total expenses	292,509
Income before income taxes	14,164
Less: Provision for income taxes	
Current	317
Deferred	331
Total provision for income taxes	648
Net income	13,516
Members' equity:	
Contributions by members	31,227
Distributions to members	(14,000)
Members' equity--end of year	$ 30,743

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2003

There were no subordinated liabilities for the year ended December 31, 2003.

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DATE OF INCEPTION (OCTOBER 14, 2002)
TO DECEMBER 31, 2003

Cash flows from operating activities:	
Net income (loss)	$ 13,516
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable--commissions	(46,611)
Receivable--agents	(1,295)
Increase (decrease) in operating liabilities:	
Accounts payable	972
Commissions payable to agents	34,940
Payroll taxes payable	2,267
State franchise tax payable	317
Deferred state franchise tax payable	331
Total adjustments	(9,079)
Net cash used by operating activities	4,437
Cash flows from financing activities:	
Contributions by members	31,227
Advance from related party	2,000
Distributions to members	(14,000)
Net cash provided by financing activities	19,227
Increase in cash	23,664
Cash at end of year	$ 23,664
Supplemental cash flow disclosures:	
Income taxes paid	$ -
Interest paid	$ 13

See accompanying Independent Auditors' Report
and Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Managed Financial Broker Services, L.L.C. (formerly MFSC, L.L.C.) (the Company) (a Texas limited liability company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was incorporated on January 28, 2000 as MFSC, L.L.C. in Texas and began operations on October 14, 2002. The Company obtained its NASD approval effective October 14, 2002. On October 17, 2003, the Company's name was changed to Managed Financial Broker Services, L.L.C.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Uncollectible Accounts

No allowance for uncollectible accounts has been provided since management considers all accounts to be collectible.

Income Taxes

The Company is a limited liability company and had originally elected to be taxed as a C corporation. Currently, there is a dispute with the Internal Revenue Service regarding their non-acceptance of this election. The Internal Revenue Service has notified the Company that their income tax returns must be filed as a partnership. All elements of income and deductions are included in the tax returns of the members. Therefore, no Federal income tax provision is recorded by the Company. The income taxes shown on the financial statements are state franchise taxes. Deferred state franchise has been calculated using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The differences between financial reporting and income tax reporting are the expense of organization costs for financial reporting and the difference between cash and accrual basis reporting.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) and the related rules of the National Association of Securities Dealers, Inc., which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital requirement of $5,000 and aggregate indebtedness and net capital of $40,827 and $20,138, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

Under an agreement dated July 1, 2002, a related party provides assistance with administrative functions and provides office space, office equipment and supplies. Also, the related party provides assistance in the Company's compliance with all reporting and other administrative obligations and marketing and sales services. This agreement was revised on December 18, 2003 due to the Company name change. The initial term is one year and is automatically renewable for successive one-year terms unless terminated by any of the parties.

A related party advanced the Company $2,000 in December 2003. This amount was repaid in January 2004.

NOTE 5—INCOME TAX DISPUTE

For the year ended December 31, 2002, the Company filed an income tax return as a C corporation. The Internal Revenue Service has not accepted this return for 2002, since the election for treatment as a C corporation was not timely filed before filing of this return. Limited liability companies have the ability of select the type of entity for taxation. The Internal Revenue Service approved an election for treatment to be a C corporation, but it was effective September 12, 2003. The Company prior to this date is required to be reported as a partnership. On February 16, 2004, a letter was sent to the Internal Revenue Service to appeal this date to request that it be changed to the date of inception of the Company. It appears the Company will have to refile as a partnership, but is still waiting for final notice from the Internal Revenue Service.

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total members' equity as of December 31, 2003	$ 30,743
Deductions and/or charges:	
Nonallowable assets:	
Receivable--12b-1 commissions	9,300
Receivable--agents	1,295
Total deductions and/or charges	10,595
Net capital before haircuts on securities positions (tentative net capital)	20,148
Haircuts on securities	
Certificate of deposit	(10)
Net capital	$ 20,138
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 972
Commissions payable to agents	34,940
Payroll taxes payable	2,267
State franchise tax payable	317
Deferred state franchise tax payable	331
Advance from related party	2,000
Total aggregate indebtedness	$ 40,827
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Ratio: Aggregate indebtedness to net capital	2.03 to 1

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Reconciliation with company's computation (included in Part II of Form X-17-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	24,670
Audit adjustment to void check never issued		569
Audit adjustment to correct receivable--commissions		(8,891)
Audit adjustment to correct commissions payable to agents		(5,119)
Audit adjustment to correct payroll tax payable		9,557
Audit adjustment to accrue state franchise tax payable		(317)
Audit adjustment to accrue deferred state franchise tax payable		(331)
Net capital per above	$	20,138

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
SCHEDULE II
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2003

Computation for Determination of the Reserve Requirement:

Managed Financial Broker Services, L.L.C. is exempt from Rule 15c3-3 due to the nature of its business. No computation of the reserve requirement is necessary under the gross revenue category.

KIKIS & COMPANY P.C.
Certified Public Accountants

Members of the Texas Association of Certified Public Accountants
Members of the American Institute of Certified Public Accountants
Members of the Texas Society of Certified Public Accountants

Board of Directors
Managed Financial Broker Services, L.L.C.
Spring, Texas

In planning and performing our audit of the financial statements of Managed Financial Broker Services, L.L.C. (formerly MFSC, L.L.C.) (the Company), for the fifteen months ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that

14606 Falling Creek • Houston, Texas 77068-2937
Tel 281-580-6750 • Fax 281-580-6777 • www.kikiscpa.com

might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kikis & Company P.C.

February 24, 2004